Room 4561

August 30, 2006

Ms. Laura Fournier
Chief Financial Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226

      Re: Compuware Corporation
               Form 10-K for the Fiscal Year Ended March 31, 2006
               Filed June 13, 2006
               File No. 000-20900

Dear Ms. Fournier:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Corporate and Other Expenses, page 30

1.   We note your disclosure on page 31 and 32 of your effective tax rate excluding the effect of reductions to your income tax reserves and tax settlements. This

appears to be a non-GAAP measure. Please tell us how you considered the
requirements of Item 10(e)(1) of Regulation S-K.

Consolidated Statement of Operations, page 41

2.   We note that you do not disclose cost of maintenance fees on your statement of
operations. Please tell us the amount that represents the cost of providing
maintenance revenue. Also, tell us in which line item these costs are currently
included. Explain how your current disclosures comply with Rule 5-03.2 of
Regulation S-X.

Note 14. Commitments and Contingencies, page 64

3.   We note that you entered into a settlement arrangement with IBM where IBM will
purchase a minimum amount of software licenses and maintenance and will offer
to purchase a minimum value of services over a four year time frame beginning
with fiscal 2006. Please explain to us how you will account for this settlement.
Explain how you determined the amount that was allocated to revenue and the
amount allocated to "settlement" in 2006 and explain how you expect to allocate
the proceeds you will receive in future periods. Also, please tell us how you
considered whether a portion of the settlement represented an asset at the time of
the settlement. As part of your response, provide reference to the authoritative
guidance that supports your accounting.

Note 16. Quarterly Financial Information (Unaudited), page 68

4.   Please explain to us how your disclosures comply with Item 302(a)(1) of
Regulation S-K that requires you to present gross profit within selected quarterly
financial data.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief